

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 9, 2019

Jessica VerSteeg Lavrov
President
ParagonCoin Limited
6 Bayside Road
1st Floor - Unit 1.02
Gibraltar, Gibraltar GX11 1AA

**Re: ParagonCoin Limited
Form 10-12G
Filed March 29, 2019
File No. 000-56040**

Dear Ms. VerSteeg Lavrov:

We issued comments to you on the above captioned filing on April 26, 2019. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by Friday, August 16, 2019.

If you do not provide a complete, substantive amendment in response to these comments by Friday, August 16, 2019, we will terminate our review and will take further steps as we deem appropriate. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

Please contact Erin E. Martin, Legal Branch Chief, at (202) 551-3391 with any questions.

Sincerely,

Division of Corporation Finance
Office of Financial Services